Mail Stop 3561

October 17, 2007

Daniel Savino, Chief Executive Officer
Woize International Ltd.
3rd Floor, 14 South Molton Street,
London W1K 5QP, United Kingdom

> **Re: Woize International Ltd.**
> **Form 10-K for Fiscal Year Ended**
> **March 31, 2006**
> **File No. 0-51797**

Dear Mr. Savino:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Healthcare Services

cc: Richard A. Friedman, Esq.
Marcelle S. Balcombe, Esq.
Sichenzia Ross Friedman Ference LLP
Via Fax: (212) 930-9725